Titan International, Inc.
1525 Kautz Road, Suite 600
West Chicago, IL 60185
VIA EDGAR
September 13, 2021
Jennifer Angelini
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Re: Titan International, Inc.
Registration Statement on Form S-4
File No. 333-258508
Dear Ms. Angelini:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, in connection with the above-referenced registration statement (the “Registration Statement”) filed by Titan International, Inc., a Delaware corporation (the “Company”) and the Company’s 100% owned subsidiaries named in the Registration Statement (together with the Company, the “Co-Registrants”), the Co-Registrants hereby request that effectiveness under the Securities Act of 1933, as amended, of the Registration Statement be accelerated to 11:00 a.m. Eastern Daylight Time, September 16, 2021, or as soon thereafter as practicable.
Please do not hesitate to contact me at (217) 221-4389 or mike.troyanovich@titan-intl.com with any questions you may have concerning this request. In addition, please notify me when this request for acceleration has been granted.
Very truly yours,
Titan International, Inc.
Titan Wheel Corporation of Illinois
Titan Tire Corporation
Titan Tire Corporation of Bryan
Titan Tire Corporation of Freeport
/s/ Michael G. Troyanovich
Michael G. Troyanovich
General Counsel